UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of September 2008
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Zone 3 Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta
Canada T7X 5A7
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Documents Included as Part of this Report
1.	Report on Voting Results

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.
By:	/s/ Peter Dodd
	Name:	Peter Dodd
	Title:	Chief Financial Officer

Date:  September 17, 2008

NORTH AMERICAN ENERGY PARTNERS INC.
Annual Meeting of Shareholders of
North American Energy Partners Inc. (the “Corporation”)
September 17, 2008
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
MATTERS VOTED UPON

	Description of Matter Voted Upon	Outcome of Vote

1.	The election of the following persons as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:	Carried by a majority of shareholders (on a show of hands)

Ronald A. McIntosh
Rodney J. Ruston
George Brokaw
John A. Brussa
Peter Tomsett
John D. Hawkins
William C. Oehmig
Allen Sello
K. Rick Turner

2.	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed and the authorization of the directors to fix their remuneration.	Carried by a majority of shareholders (on a show of hands)